Exhibit 99.3

Pharvaris N.V.

Unaudited Condensed Consolidated Interim Financial Statements

At September 30, 2021

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

		Three months ended September 30		Nine months ended September 30
		2021	2020	2021	2020
	Notes	€	€	€	€
Research and development expenses	3	(8,956,174)	(5,062,742)	(25,088,223)	(11,797,986)
General and administrative expenses	4	(4,374,081)	(1,210,757)	(12,810,500)	(3,447,208)
Total operating expenses		(13,330,255)	(6,273,499)	(37,898,723)	(15,245,194)

Net foreign exchange income/(loss)	6	4,254,526	(126,338)	7,598,899	(176,602)
Loss before income tax		(9,075,729)	(6,399,837)	(30,299,824)	(15,421,796)

Income taxes	7	(68,190)	—	(89,744)	—
Loss for the period		(9,143,919)	(6,399,837)	(30,389,568)	(15,421,796)

Other comprehensive income/(Loss)
Exchange gains arising on translation of foreign operations		1,245	—	2,920	—

Total comprehensive loss attributable to:
Equity holders of the Company		(9,142,674)	(6,399,837)	(30,386,648)	(15,421,796)

Loss per share attributable to the equity holders of the Company during the periods
Basic and diluted loss per share:	19	(0.39)	(1.32)	(1.31)	(3.18)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of financial position

		September 30, 2021	December 31, 2020
	Notes	€	€
Assets
Non-current assets
Property, plant and equipment	8	97,829	48,503
Right of use assets	9	262,549	—
Current assets
Deferred tax assets	7	117,138	99,339
Receivables	10	632,367	569,578
Other current assets	11	3,385,574	1,753,327
Cash and cash equivalents	12	218,595,778	98,628,871
Total assets		223,091,235	101,099,618

Equity and liabilities
Equity
Share capital	13	3,975,432	235,693
Share premium		278,435,529	138,034,580
Other reserves		8,095,502	1,979,875
Currency translation reserve		(1,445)	(4,365)
Accumulated loss		(75,078,406)	(44,459,954)
Total equity		215,426,612	95,785,829

Long term liabilities
Non-current lease liability	9	171,466	—
Current liabilities
Trade and other payables	14	3,846,476	846,952
Accrued liabilities	15	3,646,681	4,466,837
Total liabilities		7,664,623	5,313,789
Total equity and liabilities		223,091,235	101,099,618

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of changes in equity

For the nine months ended September 30, 2021 and September 30, 2020

		Share capital	Share premium	Other reserves	Currency translation reserve	Accumulated losses	Total Equity
	Notes	€	€	€	€	€	€
Balance at January 1, 2020		130,962	36,624,697	392,139	—	(18,474,250)	18,673,548
Loss for the period		—	—	—	—	(15,421,796)	(15,421,796)
Increase in par value		—	—	—	—	—	—
Issue of share capital	13	46,468	34,986,290	—	—	—	35,032,758
Transaction costs on issue of shares		—	(786,477)	—	—	—	(786,477)
Currency translation reserve		—	—	—	361	141,304	141,665
Shares issued upon exercise of options	18	—	—	—	—	—	—
Share-based payments	18	—	—	1,050,424	—	—	1,050,424
Balance at September 30, 2020		177,430	70,824,510	1,442,563	361	(33,754,742)	38,690,122
Balance at January 1, 2021		235,693	138,034,580	1,979,875	(4,365)	(44,459,954)	95,785,829
Loss for the period		—	—	—	—	(30,386,648)	(30,386,648)
Increase in par value		2,592,621	(2,592,621)	—	—	—	—
Issue of share capital	13	1,141,329	156,014,570	—	—	—	157,155,899
Transaction costs on issue of shares		—	(13,154,360)	—	—	—	(13,154,360)
Currency translation reserve		—	—	—	2,920	—	2,920
Shares issued upon exercise of options or RSU's	18	5,789	133,360	(91,681)	—	(231,803)	(184,335)
Share-based payments	18	—	—	6,207,308	—	—	6,207,308
Balance at September 30, 2021		3,975,432	278,435,529	8,095,502	(1,445)	(75,078,405)	215,426,613

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30,

		2021	2020
	Notes	€	€
Operating activities
Loss before tax		(30,299,824)	(15,421,796)
Non-cash adjustments to reconcile loss before tax to net cash flows from operations:
Share-based payment expense	18	6,207,308	1,050,424
Depreciation expense	4	44,003	4,818
Net foreign exchange (gain)/loss	6	(7,837,250)	141,665
Finance costs	6	238,351	—

Changes in working capital:
Decrease/(Increase) in receivables		(62,789)	(803,630)
Increase in other current assets		(3,067,974)	—
Increase in trade and other payables		2,723,748	2,301,823
Increase in accrued liabilities		163,657	138,176
Paid interest		(177,640)	—
Taxes paid		(28,157)	—
Net cash flows used in operating activities		(32,096,567)	(12,588,520)

Investing activities
Purchase of property, plant and equipment	8	(61,494)	(35,657)
Net cash flows used in investing activities		(61,494)	(35,657)

Financing activities
Proceeds from issue of shares	13	157,236,819	35,032,758
Transaction costs on issue of shares		(12,925,547)	(786,477)
Payment of lease liabilities		(20,575)	—
Net cash flows provided by financing activities		144,290,697	34,246,281

Net increase (decrease) in cash and cash equivalents		112,132,636	21,622,104
Cash and cash equivalents at the beginning of the period		98,628,871	20,326,372
Effect of exchange rate changes		7,834,271	—
Cash and cash equivalents at the end of the period	12	218,595,778	41,948,476

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Notes to the unaudited condensed consolidated interim financial statements

1. Corporate and Group information

This section provides general corporate and group information about Pharvaris N.V. (formerly Pharvaris B.V.) and its subsidiaries.

1.1 Corporate information

Pharvaris N.V. was incorporated on September 30, 2015 and is based in Leiden, the Netherlands.

The address of its registered office is J.H. Oortweg 21, Leiden. It has been registered at the Chamber of Commerce under file number 64239411.

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases.

The unaudited condensed consolidated interim financial statements of Pharvaris N.V. (the “Company” or “Pharvaris”) and its subsidiaries (collectively, “The Group”) as at September 30, 2021 and December 31, 2020, and for the three and nine months ended September 30, 2021 and 2020 were authorised for issue in accordance with a resolution of the directors on November 10, 2021.

1.2 Group information

Subsidiaries

The unaudited condensed consolidated interim financial statements of the Group include:

		Country of	% of equity interest as September 30,
Name	Legal seat	incorporation	2021	2020
Pharvaris Holdings B.V.	Leiden	The Netherlands	100%	100%
Pharvaris Netherlands B.V.	Leiden	The Netherlands	100%	100%
Pharvaris GmbH	Zug	Switzerland	100%	100%
Pharvaris, Inc.	Delaware	United States of America	100%	100%

The ultimate parent company

The ultimate parent company of the Group is Pharvaris N.V., which is based in the Netherlands.

Major developments during the period

On July 10, 2021, the Company presented clinical data supporting the multiple-dose safety and pharmacokinetic (PK) profile of PHA121 (PHA-022121) for the treatment of hereditary angioedema (HAE) at the European Academy of Allergy and Clinical Immunology (EAACI) Annual Congress 2021.

With Dr. Souverijns joining as Chief Community Engagement and Commercial Officer to engage with patient advocacy groups, clinicians, and payers, per July 1, 2021, the Company further strengthened capabilities in Community Engagement and Commercialization, as well as CMC, Clinical, and organizational development.

On April 21, 2021, the Company announced that an Investigational new Drug (IND) was in effect in the US for prophylactic treatment of HAE using PHVS416. Patient recruitment has begun and the study is expanding to Canada, Europe, Israel, and the UK.

2. Summary of significant accounting policies

2.1 Basis of preparation

The unaudited condensed consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2020 (“last annual financial statements”). These unaudited condensed consolidated interim financial statements do not include all the information required for a complete set financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis. Unless otherwise stated, the unaudited condensed consolidated interim financial statements are presented in euros and all values are rounded to the nearest EUR (€), except per share amounts.

2.2 Going concern

Pharvaris is a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. These therapies will need to go through clinical development trials to achieve regulatory approval for commercialization. Therefore, Pharvaris is incurring annual research and development and other operating costs and has no revenues to date (as is typical in the biotech industry for development stage and early commercial stage companies). As such, Pharvaris anticipates on-going negative operating cash flows for several years before the company has a product candidate ready for commercialization, if proven successful. This makes the Group dependent on external capital sources, debt capital and equity capital. The Group is currently fully financed by equity capital.

As of September 30, 2021 and December 31, 2020 the Group had cash of €218.6 million and €98.6 million, respectively. The Group incurred net losses of €30.4 million in the nine months ended September 30, 2021 and €15.4 million in the same period in 2020 and negative operating cash flows of €32.1 million and €12.6 million in the nine months ended September 30, 2021 and the nine months ended September 30, 2020 respectively.

The Group does not expect positive operating cash flows in the foreseeable future and remains dependent on additional financings to fund its research and development expenses, general and administrative expenses and financing costs. However, the Group believes that the available cash balances are sufficient to execute the Group’s operating plan and strategies and to meet the anticipated working capital requirements and settle all expected liabilities for a period of at least twelve months after the signing date of these unaudited condensed consolidated interim financial statements. Accordingly, unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

Impact of COVID-19

The outbreak of a novel strain of the coronavirus, specifically identified as “COVID-19”, has spread globally. COVID-19 is a virus causing potentially deadly respiratory tract infections and has impacted the global economy. In March 2020, the World Health Organization declared COVID-19 a pandemic.

The Group has taken appropriate measures to protect the safety of the employees and continuously monitors and evaluates the situation regarding COVID-19. The COVID-19 outbreak has delayed, and may continue to delay, enrollment in our clinical trials. The Group previously experienced an approximate two-month delay in starting the enrollment of our now completed Phase 1 multiple ascending dose study of PHA121 in healthy volunteers as a result of COVID-19.

The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials, and the inability of our CDMOs to provide supplies of our product candidates for our planned clinical trials, on a timely basis or at all. Further, it may impact the ability of our CROs, including non-clinical CROs, to provide services to support our clinical program. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 pandemic and the actions to contain COVID-19 or treat its impact, among others. If we are unable to meet our milestones it might jeopardize our funding opportunities.

In addition, the COVID-19 pandemic has already caused, and is likely to result in further, significant disruptions and uncertainties in global financial markets, which may reduce our ability to access capital on favorable terms or at all. A recession, depression or other sustained adverse market event resulting from the spread of COVID-19 could also materially and adversely affect our business and the value of our ordinary shares.

The Group continuously monitors the situation regarding COVID-19, and the possible impact on the CROs, contract manufacturing organizations and clinical sites performing research and development activities for the Group. All efforts are made to develop alternatives to limit the impact of COVID-19 going forward.

The ultimate impact of the COVID-19 pandemic is uncertain and subject to change. Management does not expect that COVID-19 will have a material adverse effect on the financial condition or liquidity of the Company.

2.3 Use of judgements and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for the share options granted, refer to note 18.

2.4 Change in significant accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2020, except for:

IFRS 16 Leases

Lease policies and disclosure are related to leases entered into in the second quarter of 2021.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

•	leases of low value assets; and
•	leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the Group’s incremental borrowing rate on commencement of the lease used.

On initial recognition, the carrying value of the lease liability also includes:

•	any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

•	lease payments made at or before commencement of the lease;
•	initial direct costs incurred; and

•	the amount of any provision recognized where the Group is contractually required to dismantle, remove or restore the leased asset.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease.

When the Group revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate.

3. Research and development expenses

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
	€	€	€	€
Personnel expenses (Note 5)	(2,382,973)	(771,396)	(6,151,138)	(1,677,630)
Clinical expenses	(4,568,346)	(2,595,990)	(11,330,269)	(5,293,514)
Non-clinical expenses	(924,636)	(921,159)	(3,068,349)	(2,065,658)
Manufacturing costs	(1,052,191)	(717,371)	(3,972,363)	(2,624,638)
License costs	—	—	(500,000)	—
Intellectual Property costs	(28,028)	(56,826)	(66,104)	(136,546)
	(8,956,174)	(5,062,742)	(25,088,223)	(11,797,986)

Development expenses are currently not capitalized but are recorded in the unaudited condensed consolidated statements of profit or loss and other comprehensive income because the recognition criteria for capitalization are not met.

Clinical expenses include costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs.

Non-clinical expenses include costs of our outsourced discovery, medicinal chemistry, preclinical and nonclinical development studies.

Manufacturing expenses include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities.

License costs consist of a milestone payment of €500,000 which was paid to AnalytiCon upon commencement of Phase 2 development.

4. General and administrative expenses

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
	€	€	€	€
Personnel expenses (Note 5)	(1,982,190)	(96,717)	(5,018,977)	(708,645)
Consulting fees	(207,461)	(254,215)	(598,337)	(732,915)
Professional fees	(349,575)	(277,615)	(1,482,281)	(656,798)
Accounting, tax and auditing fees	(230,113)	(375,096)	(1,316,869)	(778,696)
Facilities, communication & office expenses	(1,550,713)	(185,177)	(4,012,860)	(419,879)
Travel expenses	(6,760)	(3,117)	(10,117)	(25,161)
Other expenses	(47,269)	(18,820)	(371,059)	(125,114)
	(4,374,081)	(1,210,757)	(12,810,500)	(3,447,208)

In 2021 the Group entered into a number of lease arrangements, which were assessed to be short-term leases (with a lease term of 12 months equaling its non-cancellable period). The total outflow for the leases in the first nine months of 2021 was €153,859 (2020: €91,466) and is included in the Facilities, communication & office expenses line. The total outflow for the leases in the third quarter of 2021 amounts to €55,294 (2020: €25,059).

Depreciation expense of €44,003 (2020: €4,818) related to property, plant and equipment and leases and is included in the other expenses line for the nine months ended September 30, 2021. For the third quarter of 2021 a total of €28,955 (2020: €2,155) depreciation charge was included in Other expenses.

5. Personnel expenses

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
	€	€	€	€
Wages and salaries	(1,671,507)	(437,882)	(4,290,152)	(1,190,877)
Pension charges	(94,587)	(16,712)	(175,876)	(46,246)
Other social security charges	(261,109)	(23,227)	(496,779)	(98,728)
Share-based payments	(2,337,960)	(390,292)	(6,207,308)	(1,050,424)
	(4,365,163)	(868,113)	(11,170,115)	(2,386,275)

The average number of staff (in FTEs) employed by the Group in the nine months ended September 30, 2021 was 21 (2020:6).

6. Net foreign exchange income/(loss)

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
	€	€	€	€
Foreign exchange differences	4,333,264	(114,157)	7,837,250	(133,478)
Interest expenses over bank balances	(69,812)	(13,500)	(221,576)	(40,933)
Other finance expenses	(8,926)	1,319	(16,775)	(2,191)
	4,254,526	(126,338)	7,598,899	(176,602)

7. Income taxes

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
	€	€	€	€
Current income tax expense	(69,084)	—	(101,606)	—
Deferred taxes	894	—	11,862	—
	(68,190)	—	(89,744)	—

The tax expenses over the nine months ended September 30, 2021 relate to the Company's US subsidiary as the result of a cost-plus agreement between the US entity and Group's principal entity resulting in a taxable profit in the United States of America.

Reconciliation of income tax benefit at statutory tax rate and the income tax expense as reported in the unaudited condensed consolidated statement of profit or loss and other comprehensive income is as follows:

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
	€	€	€	€
Loss before income tax	(9,075,729)	(6,399,837)	(30,299,824)	(15,421,796)
Income tax benefit at statutory income tax rate of 25%	(2,268,932)	(1,599,959)	(7,574,956)	(3,855,449)
Temporary differences for which no deferred tax assets/liabilities have been recognized	106,338	94,845	268,918	306,319
Non-deductible expenses for tax purposes	294	(2,805)	881	881
Current period losses for which no deferred tax asset has been recognized	197,353	(578,554)	2,189,808	1,227,399
Differences in overseas tax rates	2,084,950	2,361,042	5,256,906	3,176,173
Impact of rate differences on opening deferred tax balances	—	(77,950)	—	(658,704)
Other	(51,813)	(196,619)	(51,813)	(196,619)
Income tax expense	68,190	(0)	89,744	—

The effect of current period losses for which no DTA has been recognized includes the offsetting effect from the derecognition of losses reported through equity/ consolidated statement of profit or loss and other comprehensive income.

The differences in the overseas tax rates are due to the lower tax rate in Switzerland and the higher tax rate in the USA compared to the statutory income tax rate in the Netherlands.

The effective tax rate is 0,29% for the nine months ended September 30, 2021(2020: 0%).

Pharvaris N.V. is the head of the fiscal unity including Pharvaris Netherlands B.V. and Pharvaris Holdings B.V.

The Group has a tax loss carry-forward of approximately €84 million as of September 30, 2021 (2020: €19.9 million) that is available for offsetting against future taxable profits of the companies in which the losses arose. In 2021, the Dutch tax law was revised and as result of the revision, the carry forward losses can be offset indefinitely whereby the loss settlement within the year is limited to €1 million plus 50% of the remaining result for the year. Under Swiss law, losses can be offset against future income or capital gains for seven years.

The tax loss carry-forward incurred in current and prior periods will expire as follows:

Year	Switzerland	Netherlands	Tax losses
	€ million	€ million	€ million
2027	33.9	—	33.9
2028	37.8	—	37.8
Unlimited	—	12.3	12.3
Total carry-forward losses	71.7	12.3	84.0

The DTA on losses not recognized partly relates to an effect through P&L and partly to an effect through equity.

Deferred tax

Deferred taxes have been recognized to the extent that management concludes that there is sufficient probability as per IAS 12 that there will be future taxable profits available in the foreseeable future against which the unused tax losses can be utilized.

Deferred tax assets relating to losses carried forward have not been recognized, and deferred tax assets on deductible temporary differences in excess of deferred tax liabilities on taxable temporary differences have not been recognized in the consolidated statement of profit or loss and other comprehensive income.

As a result thereof, the total gross amount of unrecognized deferred tax assets from temporary differences amounts to €83.0 million (September 30, 2020: €3.2 million) and relates to various temporary differences on intangibles in the Netherlands and Switzerland.

Movements in deferred tax balances

	Intangible assets	Non current provisions and liabilities	Fixed assets	Total
Deferred tax assets	€	€	€
At January 1, 2021	1,964,583	99,339	—	2,063,922
(Charged)/credited
- Profit or loss	(85,416)	87,002	—	1,586
- Currency translation differences	—	8,279	—	8,279
At September 30, 2021	1,879,167	194,620	—	2,073,787

Deferred tax liability
At January 1, 2021	—	(1,964,583)	—	(1,964,583)
(Charged)/credited
- Profit or loss	—	79,663	(69,580)	10,083
- Currency translation differences	—	—	(2,149)	(2,149)
At September 30, 2021	—	(1,884,920)	(71,729)	(1,956,649)
Net deferred tax assets at September 30, 2021				117,138

8. Property, plant and equipment

	Office equipment	Total
	€	€
Balance at January 1, 2021	48,503	48,503
Additions	61,494	61,494
Depreciation expense	(12,168)	(12,168)
Balance at September 30, 2021	97,829	97,829

Balance at September 30, 2021
Cost	109,997	109,997
Accumulated depreciation	(12,168)	(12,168)
Net book amount	97,829	97,829

During the nine months ended September 30, 2021, the Group acquired assets with a cost of €61,494 (December 31, 2020: €42,977). The acquisitions during the nine months ended September 30, 2021 and the year ended December 31, 2020 were related to equipment, tools and installations.

9. Leases

The following table provides information about the Group’s right-of-use assets:

	September 30, 2021	December 31, 2020
Balance at January 1, 2020	—	—
Addition	295,367	—
Depreciation charges	(31,835)	—
Impact of transaction of foreign currency	(983)	—
Balance at September 30, 2021	262,549	—

The following table provides information about the Group’s lease liabilities at September 30, 2021:

	September 30, 2021	December 31, 2020
Office lease	(274,345)	—
Total lease liability	(274,345)	—
Current portion	(102,879)	—
Non-current portion	(171,466)	—

The lease agreement started on June 1, 2021 and has a lease term of three years. The average incremental borrowing rate applied to the lease liabilities was 2,91% during the nine months ended September 30, 2021(2020: n/a). Cash outflows related to leases during the nine months ended September 30, 2021 and 2020 were €20,575 and €0, respectively.

10. Receivables

	September 30, 2021	December 31, 2020
	€	€
VAT receivables	632,367	569,578
	632,367	569,578

11. Other current assets

	September 30, 2021	December 31, 2020
	€	€
Prepayments	3,379,862	540,701
Other assets	5,712	1,212,626
	3,385,574	1,753,327

Prepayments mainly relates to prepaid insurance, sign-on bonus to personnel, prepaid R&D expenses and rent.

Other assets per December 31, 2020, mainly consist of deferred transaction costs related to the Group’s IPO, which was completed in February, 2021. The balance was reclassified to the share premium at completion of the IPO. Other assets per September 30, 2021 consist of rent deposit paid.

12. Cash and cash equivalents

Cash and cash equivalents comprise of cash in bank and are not subject to any restriction.

13. Equity

On September 30, 2021, the Company’s authorized share capital amounted to €14,100,000 divided into 58,750,000 ordinary shares and 58,750,000 preferred shares, each with a nominal value of €0.12. As at September 30, 2021, the total number of issued shares was 33,128,593 (2020: 23,569,276). On September 30, 2021, the issued share capital totaled to €3,975,432 (2020: €235,693).

Ordinary shares hold the right to one vote per share.

Issued shares

	September 30, 2021	December 31, 2020
Ordinary shares	33,128,593	4,850,000
Preferred shares A	—	5,242,850
Preferred shares B	—	7,650,147
Preferred shares C	—	5,826,279
	33,128,593	23,569,276

On February 5, 2021, the Company became public by listing its ordinary shares on the Nasdaq Stock Exchange. On the same date all Preferred shares A, Preferred shares B and Preferred shares C were automatically converted to ordinary shares and 9,511,075 shares were issued. Together with the issuance of the ordinary shares, the par value of each share was increased from €0.01 to €0.12.

14. Trade and other payables

	Notes	September 30, 2021	December 31, 2020
		€	€
Trade payables		3,372,341	656,448
Tax and social security liabilities		371,256	190,504
Current lease liability	9	102,879	—
		3,846,476	846,952

15. Accrued liabilities

	September 30, 2021	December 31, 2020
	€	€
Consulting and accounting fees	471,144	1,505,304
Clinical expenses	1,097,000	635,820
Manufacturing expenses	419,000	970,587
Non-clinical expenses	64,000	421,429
Personnel expenses	1,449,044	875,238
Other expenses	146,493	58,459
	3,646,681	4,466,837

16. Risk management activities

The Group’s risk management activities are the same as disclosed in note 16 of the consolidated financial statements for the year ended December 31, 2020, except for the following:

Foreign Currency Risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. We received the proceeds from our initial public offering in February 2021 in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

The Group has adopted an investment policy with the primary purpose of preserving capital, fulfilling its liquidity needs and diversifying the risks associated with cash. This investment policy establishes minimum ratings for institutions with which the Group holds cash, also aiming to minimize negative interest payment.

17. Fair values

Fair values of cash and cash equivalents, trade receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

18. Share-based payments

In 2016, the Company implemented an Equity Incentive Plan (the “Plan”) in order to advance the interests of the Company’s shareholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of the Company’s shareholders. This plan has been superseded by the 2021 long term incentive plan (“LTIP”).

Set out below is an overview of changes in the Stock Options and Restricted Stock Units (“RSUs”) during the nine months ended September 30, 2021.

	Stock Options		RSUs
	Outstanding options	Weighted average exercise price	Outstanding RSUs	Weighted average purchase price
Outstanding January 1, 2021	1,465,295	€1.85	153,595	€0.01
Granted	1,144,000	€15.80	155,435	€-
Exercised	(34,000)	€2.38	(25,295)	€0.01
Forfeited	(35,000)	€16.67	(12,500)	€-
Outstanding September 30, 2021	2,540,295	€9.18	271,235	€-

On January 1, 2021 the Company granted a total of 107,000 stock options to members of key management with an exercise price of €7.25 per share with a final exercise date of December 31, 2030 unless forfeited or exercised on an earlier date. On February 4, 2021, a total of 873,000 stock options were granted to members of key management with an exercise price of $20 per share with a final exercise date of February 3, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on the 12-month anniversary of the vesting commencement date, and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On February 3, 2020 132,000 stock options were granted to a member of key management with an exercise price of €2.38 per share with a final exercise date of February 2, 2030 unless forfeited or exercised on an earlier date. Each of 2020, 2021, and 2022 is a performance period. The Board has determined the performance goals for the related performance period before September 30 of the respective year. On July 13, 2020 the performance goals for 2020 were determined and the fair value of the 44,000 stock options was reassessed for the stock options subject to the performance goals for 2020.  The Board resolved to modify the terms and conditions related to the performance options effective June 25, 2021. The performance condition was released and the vesting period was changed from vesting on December 31, 2021 of the second tranche and December 31, 2022 of the third tranche to monthly vesting starting from February 3, 2020. Each month, 1/48 of the options will vest, with final vesting on February 4, 2024.

Since this modification did not change Management’s best estimate of when the options will be exercised, no incremental fair value was granted.

On June 25, 2021, a total of 14,000 stock options were granted to a member of key management with an exercise price of $20 per share with a final exercise date of February 3, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on February 3, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

On July 1, 2021, a total of 150,000 stock options were granted to members of key management with an exercise price of $17.43 per share with a final exercise date of June 30, 2031 unless forfeited or exercised on an earlier date. 25% of the aggregate number of share options shall vest on June 30, 2022 and thereafter 1/48th of the aggregate number of share options shall vest on each subsequent monthly anniversary of the vesting commencement date until either the option is fully vested or the option holders’ continuous service terminates.

During the three months ended September 30, 2021 a total of 66,452 RSUs were granted to employees that joined the Group in the same period. The RSUs shall vest equally over a four-year period on each of the four anniversaries of the vesting start date until either the RSUs are fully vested or the RSUs holders’ continuous service terminates.

The fair value of the RSUs is determined based on the share value per ordinary share at the grant date (or at the first trading day after the grant date if the Nasdaq Stock Exchange is not open on this date). The grant dates were July 1, 2021, August 1, 2021 and September 1, 2021. The share closing price was $17.43, $16.49 and $19.99 at July 1, 2021, August 2, 2021 and September 1, 2021, respectively.

For the nine months ended September 30, 2021, the Group recognized €6,207,308 of share-based payment expense in the unaudited condensed consolidated statement of income or loss and other comprehensive income (nine months ended September 30, 2020: €1,050,424).

As of September 30, 2021, a total number of 384,417 stock options are exercisable (September 30, 2020: nil).

The inputs used in the measurement of the fair value per option at each grant/ measurement date using the Black-Scholes formula (including the related number of options and the fair value of the options) were as follows:

	July 1, 2021	June 25, 2021	June 25, 2021	February 4, 2021	January 1, 2021
Number of options	150,000	14,000	88,000	873,000	107,000
Fair value of the options	€10.50	€10.90	€13.73	€11.88	€6.08
Fair value of the ordinary shares	€14.67	€15.46	€15.46	€16.69	€7.25
Exercise price	€14.67	€16.74	€2.38	€16.69	€7.25
Expected volatility (%)	85%	85%	85%	85%	85%
Expected life (years)	6.1	6.1	4.6	6.1	6.0
Risk-free interest rate (%)	1.2%	1.2%	(0.5)%	0.8%	(0.6)%
Expected dividend yield	—	—	—	—	—

Expected volatility is based on an evaluation of the historical volatilities of comparable listed biotech-companies over the most recent historical period that commensurate with the expected option life. The expected life is based on Management’s best estimate of when the options will be exercised. The risk-free interest rate is based on the yield on German Government Strip bonds or US Government bonds depending on whether the exercise price is in euros or in US Dollars, with tenure equal to the expected life. The expected dividend yield is zero considering the stage of the Group.

On February 5, 2021, the Company’s ordinary shares began trading on the Nasdaq Stock Exchange. From that date, the shares of the Company were traded at a regulated stock exchange. For the determination of the fair value on the grant date, the closing price on the grant date is used.

Reference is made to Note 5 for allocation of expenses in lines of the unaudited condensed consolidated statement of income or loss and other comprehensive income.

19. Basic and diluted loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the three and nine months ended September 30, 2021 and September 30, 2020.

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share attributable to ordinary stockholders as the effect of including them would be antidilutive.

Potentially dilutive shares that were not included in the diluted per share calculations because they would be anti-dilutive were 5,242,850 Series A preferred shares and 7,650,147 Series B preferred shares as of September

30, 2020. All the preferred shares were converted to common shares on the date that the Company completed its listing at Nasdaq. All the options outstanding as of September 30, 2021 and 2020 were anti-dilutive and were not included in the diluted per share calculations.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	€	€	€	€
Loss attributable to equity holders of the Company	(9,142,674)	(6,399,837)	(30,386,648)	(15,421,796)
Weighted average number of ordinary shares outstanding	23,282,105	4,850,000	23,282,105	4,850,000
Basic and diluted loss per share	(0.39)	(1.32)	(1.31)	(3.18)

20. Commitments and Contingencies

Claims

There are no material claims known to management related to the activities of the Group.

Commitments

The Group’s contractual obligations and commitments as of September 30, 2021 amounted to €18,500,000, (December 31, 2020: €11,351,000) primarily related to research and development commitments. All of which are due within 3 years.

Contingencies

The Group had no contingent liabilities and no contingent assets as at September 30, 2021 and at September 30, 2020, respectively.

21. Related parties

Note 1.2 provides information about the Group’s structure, including details of the subsidiaries and the holding company. The following provides the total amount of transactions that have been entered into with related parties for the relevant financial period.

Charité Research Organisation GmbH (Charité CRO)

Dr Knolle, who has served as Chief Scientific Officer and Chief Operating Officer since its inception, is a member of the board of Charité CRO. The Group has entered into a service contract with Charité CRO according to which Charité CRO provides services supporting research for the Group. The aggregate transaction value of the transactions with Charité CRO during the nine months ended September 30, 2021 and 2020 were €608 and €1,018,625, respectively. The outstanding balances with Charité CRO amounts to €nil on September 30, 2021 and December 31, 2020, respectively.

Key management personnel compensation

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Short term employee benefits	838,302	219,050	2,274,408	1,022,417
Post employee benefits	34,079	17,488	56,178	31,203
Share-based payments	3,342,072	249,338	5,464,808	607,543
Total	4,214,453	485,876	7,795,394	1,661,163

An amount of €220.000 of the short-term employee benefits is capitalized in the unaudited condensed consolidated statements of financial position as at September 30, 2020 and is recognized in the Group’s statements of profit or loss and other comprehensive income in the period between October 2020 and September 2021.

A total of 1,144,000 stock options are granted to key management during the nine months ended September 30, 2021. Refer to note 18 for disclosures on the share-based payments.

The Group engages several management entities for the purpose of providing key management services to the Group. The aggregate value of transactions related to key management personnel, or entities which they control were €1,896,264 and €1,217,298 in the nine months ended September 30, 2021 and 2020, respectively and €157,881 and €287,394 in the three months ended September 30, 2021 and 2020 respectively.

The outstanding balances payable to key management personnel, or entities which they control, as per September 30, 2021 and December 31, 2020 were €124,371 and €57,920, respectively.

22. Events after the reporting period

The Company has evaluated subsequent events through November 10, 2021, which is the date the condensed consolidated interim financial statements were authorized for issuance and did not identify any significant event after reporting period that needs to be disclosed.

Signatories to the unaudited condensed consolidated interim financial statements

Leiden, November 10, 2021

Pharvaris N.V.

Board of Directors

B.A.E. Modig	M. Kleijwegt

R.P.L. Droller	R.H. Glassman

D.P. Meeker	J.G.C.P. Schikan

V. Monges